Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May, 2012	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces First Quarter 2012 Consolidated Results

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 28, 2012--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ; the “Company”, hereafter), today approved its consolidated results for the quarter ended March 31, 2012.

  Total Net Sales equal to € 110.4 million, as compared to € 121.0 million in first quarter 2011
  Industrial Margin at € 35.3 million, from € 42.8 million reported in the same comparable period of 2011
  Operating Loss equal to € 7.4 million versus an operating loss of € 2.5 million in the first quarter of 2011
  Net Group Loss of € 8.4 million versus a Net Group Loss of € 3.0 million in first quarter 2011
  Positive Group’s Net Financial Position at € 43.7 million as at March 31, 2012

During the first quarter of 2012, Total Net Sales (including raw materials and semi-finished products sold to third parties) decreased 8.8% to € 110.4 million.

Total upholstery net sales amounted to € 95.8 million, down by 9.1% as compared to last year first quarter.

The following table sets forth the break-down of upholstery net sales during the first three months of 2012 and 2011 according to the Group’s main geographical areas:

	2011	2010
Europa (excluding Italy)	38.9%	45.7%
Americas	36.3%	26.0%
Italy	10.6%	14.2%
Rest of the World	14.2%	14.1%
Total upholstery net sales	100.0%	100.0%

The above table highlights a generalized decreasing sales trend in Europe, mainly due to the Sovereign debt related crisis and contraction in the Euro-area economic activity, both still underway. Differently, during the same quarter, the Group reported a strong growth in sales for the Americas region, thanks to the Group’s commercial efforts in North America, a moderate recovery in consumption in the U.S.A. and the positive, albeit still marginal, sales contribution from the South America. As a matter of fact, Group’s sales in Brazil increased 228% to € 1.7 million during the first three months of 2012 (as compared to about € 0.5 million reported for the prior year's first quarter).

The Industrial Margin, equal to 32.0% of total net sales, worsened on a quarterly basis (35.4% in first quarter 2011) mainly because of the decrease in turnover, different dynamics in raw material prices during the quarters considered, and increase in labor cost.

The incidence of Selling Expenses on net sales during the first quarter of 2012 (transportation, commissions and advertising) was substantially unchanged as compared to last year (15.8% in 2012 versus 16.0% in first quarter 2011). In absolute terms, selling expenses were € 17.4 million for the first quarter of 2012, down from € 19.4 million reported for the same quarter of last year.

The incidence of Other Selling and General and Administrative (G&A) expenses on net sales worsened by 1.5% on sales, from 21.4% in first quarter 2011 to 22.9% for the first three months of 2012, principally following the decrease in Group’s sales. Indeed, in absolute terms, Other Selling and G&A expenses totaled € 25.3 million during the first quarter of 2012, as compared to € 25.9 million reported in last year comparable period.

For the first quarter of 2012, the Company reported a negative EBITDA of € 3.0 million, versus a positive EBITDA of € 2.6 million in first quarter 2011.

The EBIT margin for the first three months of 2012 was negative at € 7.4 million, as compared to a negative EBIT margin of € 2.5 million in last year first quarter.

The Group reported for the first quarter of 2012 a consolidated net loss of € 8.4 million, as the consequence of the above mentioned factors.

CONSOLIDATED BALANCE SHEET

The Group’s Net Financial Position as of March 31, 2012, remained positive at € 43.7 million. The €11.6 million worsening in the Group’s Net Financial Position with respect to € 55.3 million as of December 31, 2011, is mainly attributable to € 4.9 million for working capital needs and investments carried out in the quarter, as well as € 4.5 million due to income-generating dynamics.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., commented: “The difficult economic and market conditions still persist and have been further worsening over the past few months, thus negatively affecting the consumers’ disposable income and, most of all, fostering a generalized lack of confidence and worries in the future, particularly evident in the European Union countries.

But the overall picture is not entirely negative, though. The reduction in sales, particularly evident in Europe -- continued Pasquale Natuzzi -- was partially offset by a considerable increase in turnover from the Americas, where the Group started to recover market shares. In addition, we continued to strengthen our presence in the BRIC Countries (Brazil, Russia, India and China), by expanding our distributive network considerably. Besides, we closely watch some still growing markets, such as those in Middle East and Africa.

There are still many and demanding challenges in front of us. The proportions, length and gravity of the systemic crisis we’ve been witnessing nowadays is something we have never experienced so far. But it is just during hard times that we can create and seize opportunities, provided to have a global vision, to be able to innovate and improve product, processes and customer service.

The Natuzzi Group is still one of the leading players in the market but the only one with manufacturing and distributive assets that can be considered really global. And that is also thanks to a prudent dividend policy, made possible by its far-seeing shareholders. The Group’s financial soundness is crucial during such difficult times.

The Natuzzi brand is associated worldwide to the excellence in design and Italian manufacture that, together with a unique know-how -- concluded Mr. Natuzzi -- allows me to look ahead beyond the current difficulties with renewed confidence in our capabilities”.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 486.4 million in 2011, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under separate brand names, Natuzzi, Italsofa, Natuzzi Editions (only for the North American market) /Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first quarter ended on March 31, 2012 on the basis of Italian GAAP
(expressed in millions Euro except for per-share data)

	Three months ended on		Change	Percentage of Sales
	March 31, 2012	March 31, 2011%		March 31, 2012	March 31, 2011

Upholstery net sales	95.8	105.4	-9.1%	86.8%	87.1%
Other sales	14.6	15.6	-6.4%	13.2%	12.9%
Total Net Sales	110.4	121.0	-8.8%	100.0%	100.0%

Consumption (*)	(49.0)	(51.0)	3.9%	-44.4%	-42.1%
Labor	(18.6)	(19.6)	5.1%	-16.8%	-16.2%
Industrial Costs	(7.5)	(7.6)	1.3%	-6.8%	-6.3%
of which Depreciation, Amortization	(2.4)	(2.6)	7.7%	-2.2%	-2.1%
Cost of Sales	(75.1)	(78.2)	4.0%	-68.0%	-64.6%

Industrial Margin	35.3	42.8	-17.5%	32.0%	35.4%

Selling Expenses	(17.4)	(19.4)	10.3%	-15.8%	-16.0%
Transportation	(10.7)	(11.3)	5.3%	-9.7%	-9.3%
Commissions	(2.5)	(2.2)	-13.6%	-2.3%	-1.8%
Advertising	(4.2)	(5.9)	28.8%	-3.8%	-4.9%

Other Selling and G&A	(25.3)	(25.9)	2.3%	-22.9%	-21.4%
of which Depreciation, Amortization	(2.0)	(2.5)	20.0%	-1.8%	-2.1%

EBITDA	(3.0)	2.6		-2.7%	2.1%

EBIT	(7.4)	(2.5)		-6.7%	-2.1%

Interest Income/(Costs), Net	(0.3)	(0.1)
Foreign Exchange, Net	(0.3)	0.7
Other Income/(Cost), Net	0.4	(0.4)

Earning before Income Taxes	(7.6)	(2.3)		-6.9%	-1.9%

Current taxes	(0.8)	(0.7)		-0.7%	-0.6%

Net result	(8.4)	(3.0)		-7.6%	-2.5%

Minority interest	0.0	0.0

Net Group Result	(8.4)	(3.0)		-7.6%	-2.5%

Net Group Result per Share	(0.15)	(0.05)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	March 31, 2012	March 31, 2011%		March 31, 2012	March 31, 2011

Total Net Sales	144.8	158.7	-8.8%	100.0%	100.0%
Industrial Profit	46.3	56.1	-17.5%	32.0%	35.4%
EBIT	(9.7)	(3.3)		-6.7%	-2.1%
Net Group Result	(11.0)	(3.9)		-7.6%	-2.5%
Net Group Result per Share	(0.2)	(0.1)

Average exchange rate (U.S.$ per €)	1.3117

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
Net sales (million euro)						Net sales (in seats)

	three months ended on					three months ended on

	March 31, 2012		March 31, 2011		Change %	March 31, 2012		March 31, 2011		Change %

Americas	34.8	36.3%	27.4	26.0%	27.0%	174,771	44.4%	151,928	35.7%	15.0%
Natuzzi	4.0	4.2%	4.3	4.1%	-7.0%	10,266	2.6%	12,516	2.9%	-18.0%
All brands (*)	30.8	32.1%	23.1	21.9%	33.3%	164,505	41.8%	139,412	32.8%	18.0%

Europe	37.3	38.9%	48.2	45.7%	-22.6%	139,890	35.6%	172,014	40.5%	-18.7%
Natuzzi	17.3	18.0%	24.6	23.3%	-29.7%	39,018	9.9%	56,602	13.3%	-31.1%
All brands (*)	20.0	20.9%	23.6	22.4%	-15.3%	100,872	25.7%	115,412	27.2%	-12.6%

Italy (Natuzzi)	10.1	10.6%	14.9	14.2%	-32.2%	32,167	8.2%	48,039	11.3%	-33.0%

Rest of the world	13.6	14.2%	14.9	14.1%	-8.7%	46,559	11.8%	53,202	12.5%	-12.5%
Natuzzi	7.1	7.4%	8.8	8.3%	-19.3%	16,008	4.0%	20,389	4.8%	-21.5%
All brands (*)	6.5	6.8%	6.1	5.8%	6.6%	30,551	7.8%	32,813	7.7%	-6.9%

Total	95.8	100.0%	105.4	100.0%	-9.1%	393,387	100.0%	425,183	100.0%	-7.5%

Brands breakdown
	Net sales (million euro)					Net sales (in seats)

	three months ended on					three months ended on

	March 31, 2012		March 31, 2011		Change %	March 31, 2012		March 31, 2011		Change %

Natuzzi	38.5	40.2%	52.6	49.9%	-26.8%	97,459	24.8%	137,546	32.3%	-29.1%

All brands (*)	57.3	59.8%	52.8	50.1%	8.5%	295,928	75.2%	287,637	67.7%	2.9%

Total	95.8	100.0%	105.4	100.0%	-9.1%	393,387	100.0%	425,183	100.0%	-7.5%

(*) Italsofa, Natuzzi Editions, Editions and unbranded

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at March 31, 2012 on the basis of Italian GAAP
(Expressed in millions of euro)

ASSETS	31-Mar-12	31-Dec-11

Current assets:
Cash and cash equivalents	78.7	94.0
Marketable debt securities	0.0	0.0
Trade receivables, net	92.6	92.9
Other receivables	46.2	48.7
Inventories	94.5	93.5
Unrealized foreign exchange gains	-	0.1
Prepaid expenses and accrued income	1.6	2.6
Deferred income taxes	0.3	0.7

Total current assets	313.9	332.5

Non current assets:
Net property, plant and equipment	170.4	175.8
Other assets	6.4	6.8

Total non current assets	176.8	182.6

TOTAL ASSETS	490.7	515.1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	21.5	24.2
Current portion of long-term debt	3.8	3.7
Accounts payable-trade	58.9	66.4
Accounts payable-other	23.2	21.4
Unrealized foreign exchange losses	0.1	0.7
Income taxes	1.3	1.7
Salaries, wages and related liabilities	7.7	8.0

Total current liabilities	116.5	126.1

Long-term liabilities:
Employees' leaving entitlement	26.5	26.7
Long-term debt	9.7	10.8
Deferred income taxes - long term	6.5	6.9
Deferred income for capital grants	9.7	9.8
Other liabilities	21.2	21.3

Total long-term liabilities	73.6	75.5

Minority interest	2.6	3.0

Shareholders' equity:
Share capital	54.9	54.9
Reserves	12.0	12.0
Additional paid-in capital	9.3	9.3
Retained earnings	221.8	234.3

Total shareholders' equity	298.0	310.5

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	490.7	515.1

Natuzzi S.p.A. and Subsidiaries
Consolidated Statements of Cash Flows

(Expressed in million of euro)	For the three months ended
	31-Mar-12	31-Mar-11
Cash flows from operating activities:
Net earnings (loss)	(8.4)	(3.0)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4.4	5.2
Employees' leaving entitlement	-	(0.3)
Deferred income taxes	0.5	0.2
Minority interest	0.0	-
(Gain) loss on disposal of assets	(0.3)	(0.3)
Unrealized foreign exchange losses and gains	(0.5)	(2.0)
Impairment of long lived assets	-	(0.1)
Deferred income for capital grants	(0.2)	-
Non monetary operating costs	3.9	2.7

Change in assets and liabilities:
Receivables, net	0.3	6.3
Inventories	(1.0)	(1.1)
Prepaid expenses and accrued income	1.0	(0.4)
Other assets	2.5	(2.0)
Accounts payable	(7.5)	(6.7)
Income taxes	(0.4)	(0.4)
Salaries, wages and related liabilities	(0.3)	(0.6)
Other liabilities	1.1	(1.3)

Net working capital	(4.3)	(6.2)

Net cash provided by operating activities	(8.8)	(6.5)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(1.3)	(6.7)
Disposals	0.9	0.1
Proceeds from sales	-	43.3
Marketable debt securities:	(0.2)	-

Net cash used in investing activities	(0.6)	36.7

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(1.0)	(0.4)
Short-term borrowings	(2.7)	5.2
Capital injection	-	-
Dividends paid to minority interests	-	-

Net cash used in financing activities	(3.7)	4.8

Effect of translation adjustments on cash	(2.2)	(0.9)

Increase (decrease) in cash and cash equivalents	(15.3)	34.1

Cash and cash equivalents, beginning of the year	94.0	61.1

Cash and cash equivalents, end of the period	78.7	95.2

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, (+39) 080 8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Ufficio Stampa), (+39) 080 8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 28, 2012	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi